18191 Von Karman Avenue Suite 300 Irvine, CA 92612 (949) 270-9200

November 16, 2018

VIA EDGAR
Shannon Sobotka
Staff Accountant
Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and Commodities
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:        Griffin-American Healthcare REIT III, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 16, 2018
File No. 000-55434

Dear Ms. Sobotka and Ms. Monick:

This letter is submitted on behalf of Griffin-American Healthcare REIT III, Inc. (the “Company”) in response to the comments of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 2, 2018, with respect to the Company’s above-referenced Form 10-K.

To assist your review, this letter repeats the comment in the Staff’s letter in bolded typeface, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2017

General

1.
Please tell us how you complied with Rule 3-09 and Rule 4-08(g) of Regulation S-X. In this regard, please provide us with your significance test calculations pursuant to Rule 3-09 and Rule 4-08(g) of Regulation S-X for 2017.

Response: The Company respectfully acknowledges the Staff’s comments on the significant subsidiary test with respect to the Company’s equity method investee, RHS Partners, LLC (“RHS”), the Company’s only equity method investee as of December 31, 2017. In December 2015, the Company, through its subsidiaries, acquired a controlling 67.7% interest in Trilogy Investors, LLC. At the time of acquisition, Trilogy Investors, LLC held a 50% equity-method investment in RHS. Therefore, the Company’s effective ownership of RHS is 33.8%. RHS is a privately-held company that operates 16 integrated senior health campuses. The Company determined that it is not required to consolidate RHS and accounted for its investment under the equity method. Pursuant to the requirements of Rule 3-09(a) and Rule 4-08(g) of Regulation S-X with respect to a 50 percent-or-less-owned person, the Company performed significance tests on RHS for the year ended December 31, 2017 as outlined in Rule 1-02(w) of Regulation S-X in the table below.

www.HealthcareREIT3.com

Rule 1-02(w) Tests
In USD and thousands, except percentage	Numerator		Denominator		Rule 3-09 Significance	Rule 4-08(g) Significance
Investment (1)	$17,259		$2,800,475		0.62%	0.62%
Income	$3,416	(2)	$12,707	(3)	26.89%	26.89%
Asset (4)	$16,303		$2,800,475		N/A	0.58%
___________

(1)
In accordance with the instructions in Rule 1-02(w)(1) of Regulation S-X, the numerator in the investment test represents the carrying amount of the Company’s investment in RHS as of December 31, 2017 (as reported in Note 6 to the Company’s consolidated financial statements as of and for the year ended December 31, 2017), and the denominator represents the Company’s total assets as of December 31, 2017 as reported in the Company’s consolidated balance sheet as of December 31, 2017.

(2)
Pursuant to Section 2410.3 of the Division of Corporation Finance’s Financial Reporting Manual (“FRM”), the numerator represents the Company’s proportionate share of RHS’s loss before income taxes and excludes non-controlling interests in RHS for the year ended December 31, 2017. The numerator is calculated based on the $10,096,000 pre-tax net loss from RHS’s financial statements for the year ended December 31, 2017 multiplied by the Company’s proportionate ownership of RHS, which excludes noncontrolling interests ($10,096,000 x 50% = $5,048,000 x 67.7%).

(3)
Pursuant to Section 2410.4, the denominator represents the Company’s net income before income taxes and excludes amounts attributable to any non-controlling interests and also the equity in loss from RHS. The Company applied computational note 1 of Regulation S-X, Rule 1-02(w) that states that if either the registrant or the equity method investee, but not both, has incurred a loss in the year used to perform the income test, the registrant should exclude the equity in income or loss of the investee from the registrant’s pretax income or loss from continuing operations when performing the computation. Since RHS incurred a loss, while the Company had net income, the Company excluded RHS’s equity in loss from the denominator. Additionally, pursuant to the instructions in Section 2410.5 of the FRM, the Company determined that it did not use income averaging since it had historical net losses for years prior to 2017. The denominator is calculated based on pre-tax net income of $2,123,000 plus loss from unconsolidated entities of $5,048,000 as reported in the Company’s consolidated statement of operations for the year ended December 31, 2017 plus pre-tax net loss attributable to noncontrolling interests of $5,536,000 ($5,872,000 noncontrolling interests as reported in the statement of operations for the year ended December 31, 2017 less $336,000 of income tax benefits).

(4)
The asset test is only required to be performed under Rule 4-08(g) of Regulation S-X. In accordance with the instructions in Rule 1-02(w)(2) of Regulation S-X, the numerator in the asset test represents the Company’s proportionate share of total assets of RHS as of December 31, 2017 calculated based on $48,176,000 of RHS assets at December 31, 2017 multiplied by the Company’s 33.8% proportionate ownership in RHS. The denominator represents the Company’s total assets as of December 31, 2017 as reported in the Company’s consolidated balance sheet as of December 31, 2017.

The Company acknowledges that strict adherence to the income test guidance would suggest the need for the filing of separate audited financial statements for RHS, pursuant to Rule 3-09 of Regulation S-X, and summarized financial information in the notes to the consolidated financials, pursuant to Rule 4-08(g), for the year ended December 31, 2017. The Company has submitted a letter dated November 16, 2018 to the Division of Corporation Finance’s Office of the Chief Accountant requesting a waiver to the requirements of Rule 3-09 and Rule 4-08(g) of Regulation S-X.

Notes to Consolidated Financial Statements
3. Real Estate Investments, Net, page 113

2.
We note you calculated the fair value of certain real estate investments during 2017 for your impairment evaluation. Please tell us how you determined it was not necessary to provide quantitative information about the significant unobservable inputs used in the fair value measurement of these assets. Please refer to ASC 820-10-50-2(bbb).

Response: The Company’s 2017 Form 10-K fair value measurements footnote disclosure discussed multiple methods that the Company uses to estimate the fair value of long-lived assets when measuring the amount of impairment. The Company evaluates its long-lived assets for impairment in accordance with ASC 360-10-35 and records impairment charges as required under the standard.

During the year ended December 31, 2017, the Company identified five of its real estate properties that were impaired in accordance with ASC 360-10-35. The breakdown of the aggregate impairment charge of $14,070,000 is listed below:

	Property A	Property B	Property C	Property D	Property E	Total
Fair Value	$400,000	$590,000	$1,770,000	$1,860,000	$10,032,000	$14,652,000
Carrying Value	4,369,000	1,503,000	2,897,000	5,598,000	14,355,000	28,722,000
Impairment	$(3,969,000)	$(913,000)	$(1,127,000)	$(3,738,000)	$(4,323,000)	$(14,070,000)

The Company utilized the actual bid price, a Level 2 input that culminated in the July 2017 sales price of Property A, as the basis for the fair value estimate in determining the impairment amount for Property A.

For Properties B, C and D, the Company used Level 2 market data from prior sales transactions of comparable properties provided to the Company by a third-party to estimate the fair value of each property. The comparable properties were similar asset types located in similar geographic regions as each of the Company’s subject properties. The Company’s fair value estimate was consistent with the example in ASC 820-10-55-21(g):
Building held and used. A Level 2 input would be the price per square foot for the building (a valuation multiple) derived from observable market data, for example, multiples derived from prices in observed transactions involving comparable (that is, similar) buildings in similar locations.
The Company concluded that additional disclosure was not required by ASC 820-10-50-2(bbb) because management’s fair value measurements for these properties were not based on unobservable quantitative information. Additionally, these fair value measurements were considered immaterial to the Company’s overall consolidated financial statements (less than 0.5% of the total assets of the Company as of December 31, 2017). In future filings, the Company will clearly disclose the level of the fair value hierarchy as well as the qualitative significant inputs utilized in material Level 2 fair value measurements.
For Property E, the Company used the income approach, specifically in the form of a discounted cash flow model, to estimate the fair value of such property for purposes of measuring its impairment. The Company elected to qualitatively disclose the significant inputs that were used in developing the income approach in Note 3 of the 2017 Form 10-K, but chose not to disclose the quantitative measures of those inputs based on an assessment of the immaterial nature of the disclosure of these inputs to the Company’s financial statements taken as a whole. The Company does not believe that providing the quantitative significant inputs of the discounted cash flow model for this single property would enhance the financial statement users’ overall understanding of the financial results of the Company due to the immaterial size of this property in relation to the overall portfolio of real estate assets of the Company (approximately 0.5% of the total assets of the Company as of December 31, 2017).
The Company acknowledges the disclosure requirements of ASC 820-10-50-2(bbb) for quantitative information for certain significant unobservable inputs and will provide such quantitative information in future filings for material Level 3 fair value measurements.
*****

Please contact the undersigned at (949) 270-9204 or bpeay@ahinvestors.com if you have any questions or require additional information or if you would like to have a conference call to discuss.

Respectfully,

/s/ Brian S. Peay
Brian S. Peay
Chief Financial Officer

Cc:     Todd Bauer, Deloitte & Touche LLP
Lisa Mitrovich, Deloitte & Touche LLP

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